News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	April 6, 2021

Seabridge Drilling Finds Gold at its

Snowstorm Project in Northern Nevada

Toronto, Canada... Seabridge Gold's (TSX: SEA, NYSE:SA) drill program at its 100%-owned Snowstorm Project has achieved its key objective: to find a gold-bearing system hosted within similar rocks and structural setting as the Turquoise Ridge Mine. Snowstorm is located 15 km north of Turquoise Ridge on an extension of the prolific Getchell Trend. Although the gold grades to date are very low, Seabridge's exploration team is increasingly confident that these new drill results can be used to vector towards higher grades.

A total of 4,495 meters of exploration drilling have been completed at Snowstorm since the most recent program began in mid-September 2020.

Rudi Fronk, Seabridge Chairman and CEO, noted, "When we acquired Snowstorm, we knew it would require a multi-year exploration program. The first drill program in 2019 met its objective as we were able to confirm the structural setting and rocks similar to those that host the Turquoise Ridge deposit. The aim of the second recently completed program was to find gold and pathfinder elements such as arsenic within the type of structures identified as gold-bearing at Turquoise Ridge. This objective was also accomplished," said Fronk.

"This program has been an exercise in patience in part because the target strata lie under a thick package of young volcanic rocks. The pace of drilling has been slow due to difficult access in inclement weather, high water pressures in some of the stratigraphy and self-imposed restrictions around COVID concerns. However, we are excited to find that a gold-bearing mineral system is preserved at Snowstorm. We are now evaluating how to use these promising results to find possible concentrations of gold similar to other Getchell occurrences." A new drill program is scheduled to begin in July 2021.

The 2020 program was designed to test magnetotelluric (MT) structures in an unexplored area east of previous exploration drilling. The drilling was planned to deliver definitive data on whether the MT structures represented pathways for gold-bearing fluids. Two holes tested a shallow dipping geophysical target near multiple converging northeast and northwest trending fault zones.  A third angled hole was designed to cross a northeast structure and test the same shallow dipping geophysical target.  The fourth hole tested a large low resistivity anomaly, hanging wall to the shallow dipping geophysical response and into the core of an interpreted fold.

Results from the four completed drill holes provided positive outcomes in our search for gold-bearing fluid pathways.  At the projected target of the low angle MT anomaly, two of the holes encountered intensely altered intermediate intrusive rocks.  These intrusive rocks and wall rocks footwall to the intrusions are sheared and contain abundant silica introduction.  Associated with the sheared and altered zones are gold, arsenic and silver concentrations, one to two orders of magnitude above background intensities.  Shearing and alteration in these rocks indicates that this target represents a thrust fault within the Paleozoic stratigraphy which provided a pathway for gold-bearing fluids.

The angled drill hole designed to cross a northeast structure encountered a partially oxidized fault zone with intense clay alteration that then passed into a package of pyritic fine-grained Paleozoic tuffaceous beds with abundant brecciation.  Assay results are pending for this drill hole.  A fourth drill hole completed in this program was an extension of a hole begun in 2019.  The targeted resistivity anomaly is represented by a sequence of Paleozoic mudstone and tuffaceous rocks with persistent pyrite.  Shearing, brecciation and hornfels are recognized within this resistivity anomaly.  Assay results are pending for this drill hole extension.

Exploration activities by Seabridge at Snowstorm are conducted under the supervision of William E. Threlkeld, Registered Professional Geologist, Senior Vice President of the Company and a Qualified Person as defined by National Instrument 43-101. Drill assays are submitted with about 15% certified standards, blanks and duplicates. Mr. Threlkeld has reviewed and approved this news release.

Seabridge holds a 100% interest in several North American gold projects. Seabridge's assets include the KSM and Iskut projects located near Stewart, British Columbia, Canada, the Courageous Lake project located in Canada's Northwest Territories, the Snowstorm project in the Getchell Gold Belt of Northern Nevada and the 3 Aces project located in the Yukon Territory. For a full breakdown of Seabridge's mineral reserves and mineral resources by category please visit Seabridge's website at http://www.seabridgegold.com.

None of the Toronto Stock Exchange, New York Stock Exchange, or their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

Technical Information

Unless otherwise indicated, the technical and scientific disclosure contained or referenced in this press release, including any references to mineral resources or mineral reserves, was prepared in accordance with Canadian National Instrument 43-101 ("NI 43-101"), which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC") applicable to U.S. domestic issuers. Accordingly, the scientific and technical information contained or referenced in this press release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

Forward Looking Statements

This news release includes certain forward-looking statements or information. All statements other than statements of historical fact included in this release, including, without limitation, statements regarding: (i) the interpretations of the rock structures and composition; and (ii) there being a higher-grade zone of gold present on the property similar to the Getchell occurrences and the vectoring technique to be used will direct the Company towards it, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's plans or expectations include regulatory issues, discontinuity or otherwise unexpected geology at the Project, timeliness of government or regulatory approvals and other risks detailed herein and from time to time in the filings made by the Company with securities regulators. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as otherwise required by applicable securities legislation.

ON BEHALF OF THE BOARD
"Rudi Fronk"
Chairman and C.E.O.
For further information please contact:
Rudi P. Fronk, Chairman and C.E.O.
Tel: (416) 367-9292 • Fax: (416) 367-2711
Email: info@seabridgegold.com